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Notice of Annual and Special Meeting
of Shareholders
Friday, April 27, 2007

Management Proxy Circular

AGNICO-EAGLE MINES LIMITED
Suite 500
145 King Street East
Toronto, Ontario
M5C 2Y7

NOTICE OF 2007 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Friday, April 27, 2007
Time:	11:00 a.m. (Toronto time)
Place:	Vanity Fair Ballroom, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario
Business of the Meeting:	1.	Receipt of the financial statements of Agnico-Eagle for the year ended December 31, 2006 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of, and if deemed advisable, the passing of an ordinary resolution approving an amendment to Agnico-Eagle's Stock Option Plan; and
	5.	Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders.
By order of the Board of Directors
R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary March 15, 2007

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

MANAGEMENT PROXY CIRCULAR

        This Management Proxy Circular is provided in connection with the solicitation by the management of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") of proxies for the use at its Annual and Special Meeting of Shareholders. Unless otherwise stated, all information in this Circular is given as of March 15, 2007 and all dollar amounts are stated in Canadian dollars.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

        The management of Agnico-Eagle Mines Limited is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  election of directors (page 3);

  •
  appointment of Ernst & Young LLP as the Company's auditors (page 7);

  •
  amending the Stock Option Plan (page 8); and

  •
  other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

        The financial statements for the year ended December 31, 2006 together with the auditors' report on these statements will be presented at the meeting.

How will these matters be decided at the meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for every common share of the Company you own at the close of business on March 23, 2007, the record date for the meeting. To vote shares that you acquired after the record date, you must, no later than the commencement of the meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

        At the close of business on March 15, 2007, there were 121,161,063 common shares of the Company outstanding. Each common share held at that date entitles you to one vote. To the knowledge of the directors and senior officers of the Company, no person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below. If your shares are registered in the name of an intermediary, such as a bank, trust company, or securities broker, please see the instructions below under the heading "How can a non-registered shareholder vote?"

Voting by proxy

        In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada (the "Depositary"). You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy, striking out the other names, and returning the proxy no later than 48 hours prior to the commencement of the meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares in the following manner:

  (i)
  for the election of management's nominees as directors;

  (ii)
  for the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  for the proposed amendment to the Company's Stock Option Plan; and

  (iv)
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to Agnico-Eagle's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a trust corporation, securities broker or other financial institution. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the meeting. If you are a non-registered shareholder, you should have received this Circular, together with the proxy from your intermediary. To vote in person at the meeting, follow the instructions set out on the form of proxy, appoint yourself a proxyholder, and return the form of proxy to the Depositary. Do not otherwise complete the proxy or voting instruction form sent to you as you will be voting at the meeting.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of Agnico-Eagle provide for a minimum of five and a maximum of twelve directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996, the shareholders authorized the Board of Directors to determine the number of directors within that minimum and maximum. The number of directors to be elected is nine as determined by the Board of Directors by resolution passed on December 13, 2005. The names of the proposed nominees for election as directors are listed below. Each director will hold office until the next annual meeting of shareholders of Agnico-Eagle or until their successors are elected or appointed or the position is vacated.

        Effective as of February 21, 2007, the Board of Directors discontinued the mandatory retirement policy for directors based solely on age. Due in part to the recently implemented practice of conducting annual Board, Committee and individual director evaluations, the Board approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Appendix B: Statement of Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances will continue to be evaluated annually.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of the proposed nominees whose names are set out below and who are all currently directors of Agnico-Eagle unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of directors. The security ownership amounts presented in the table reflect ownership of common shares and options to purchase common shares ("Options") under the Company's Stock Option Plan (as defined below). The common share ownership amounts set out below do not include common shares underlying immediately exercisable Options.

Dr. Leanne M. Baker, 54, of Tiburon, California, is a director of Agnico-Eagle. Dr. Baker is Managing Director of Investor Resources LLC, consulting to companies in the mining and financial services industries, and is a registered representative with U.S. broker-dealer Puplava Securities, Inc., a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange) and U.S. Gold Corporation and Kimber Resources Inc. (mining exploration companies traded on the American Stock Exchange and the Toronto Stock Exchange (the "TSX")).	Chair of the Compensation Committee and Member of the Audit Committee	3,500 common shares 44,500 Options

Douglas R. Beaumont, P.Eng., 74, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997.	Chair of the Corporate Governance Committee and Member of the Compensation Committee	6,914 common shares 65,000 Options

Sean Boyd, CA, 48, of Newmarket, Ontario, is the Vice-Chairman and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in December 2005, Mr. Boyd served as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a chartered accountant with Clarkson Gordon. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998.		102,914 common shares 415,000 Options

Bernard Kraft, CA, 76, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a recently-retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992. Mr. Kraft is also a director of Canadian Shield Resources Inc. (a mining exploration company traded on the TSX Venture Exchange) and Sterling Centrecorp Inc. (a real estate company listed on the TSX).	Member of the Audit Committee, Corporate Governance Committee and the Compensation Committee	4,914 common shares 56,250 Options

Mel Leiderman, CA, TEP, 54, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). He has been a director of Agnico-Eagle since January 1, 2003 and was a director of CVRD Inco Limited from October 2006 to March 2007.	Chair of the Audit Committee and Member of the Corporate Governance Committee	3,000 common shares 40,000 Options

James D. Nasso, 73, of Toronto, Ontario, is Chairman of the Board of Directors and a director of Agnico-Eagle. Mr. Nasso, now retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986.	Member of the Audit Committee and the Corporate Governance Committee	17,751 common shares 65,000 Options

Eberhard Scherkus, P. Eng., 55, of Oakville, Ontario, is the President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Operating Officer in December 2005, Mr. Scherkus served as Executive Vice-President and Chief Operating Officer from 1998 to 2005, Vice-President, Operations from 1996 to 1998 and as a manager of Agnico-Eagle LaRonde Division from 1986 to 1996. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus was appointed a director of Agnico-Eagle on January 17, 2005.		54,907 common shares 428,000 Options

Howard R. Stockford, P.Eng., 65, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Stockford is an independent consultant to the mining industry and is currently the President of Stockford Consulting Inc. Mr. Stockford was Executive Vice-President of Aur Resources Inc. ("Aur"), a mining company which is traded on the TSX, from 1989 until his retirement at the end of 2004. From 1983 to 1989, Mr. Stockford was Vice-President of Aur. Mr. Stockford is a member of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") and has previously served as Chairman of both the Winnipeg and Toronto branches of the CIM and as President of the CIM national body. Mr. Stockford is also a member of the Prospectors and Developers Association of Canada, the Geological Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc.). Mr. Stockford has been a director of Agnico-Eagle since May 6, 2005, and is a director of Aur, an office he has held since 1984, and a director of Nuinsco Resources Limited ("Nuinsco"), an office he has held since March of 2005 and is a director of Victory Nickel Inc. which was spun off from Nuinsco effective as of February 1, 2007.	Member of the Compensation Committee	2,775 common shares 41,500 Options

Pertti Voutilainen, M.Sc., M.Eng., 66, of Espoo, Finland, is a director of Agnico-Eagle. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was Chairman of the board of directors and CEO for Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as CEO for 11 years. During the last five years, Mr. Voutilainen has served as director on the board of directors of each of Metso Oyj (Chairman), Viola Systems Oy (Chairman), Innopoli Oy (Chairman) and Fingrid Oyj. He is currently a director of Technopolis Oyj (Chairman). Mr. Voutilainen holds the honorary title of Mining Counsellor (Bergsråd) which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen holds graduate degrees from Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He has been a director of Agnico-Eagle since December 13, 2005.	Member of the Audit Committee	1,500 common shares 41,500 Options

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as Agnico-Eagle's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as Agnico-Eagle's auditors. Representatives of Ernst & Young LLP are expected to be present at the meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became Agnico-Eagle's auditors in 1983. Fees paid to Ernst & Young LLP for 2006 and 2005 are set out below.

	Year ended December 31, 2006	Year ended December 31, 2005
	($ thousands)	($ thousands)
Audit fees	1,304	759
Audit related fees	357	18
Tax consulting fees	465	438
All other fees	52	29

	2,178	1,244

        Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's interim financial statements. Audit fees also include prospectus related fees for professional services rendered by the auditors in connection with equity financings by Agnico-Eagle during 2006. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, reviewing documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with section 404 of the Sarbanes-Oxley Act of 2002.

        Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime, and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the fees listed above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2006 have been mailed to Agnico-Eagle shareholders with this Circular.

Amendments to Stock Option Plan

        The Company's Stock Option Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation which is tied to increases in the market value of the Company's common shares. Details on the Stock Option Plan can be found on page 15 of this Circular.

        At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix A) to approve the above amendment to the Company's Stock Option Plan. A copy of the Stock Option Plan which has been amended and restated to reflect the proposed amendment is attached to this Circular as Appendix C.

        Currently under the Stock Option Plan, the maximum number of options the Company may grant under the Plan in any fiscal year of the Company may not exceed 1% of the Outstanding Issue (as defined in the Plan) immediately prior to the grant of such options. The Compensation Committee considers the Stock Option Plan to be an integral part of overall compensation in order to attract and retain employees with the skills and commitment needed to lead and grow the Company's business. The need to attract and retain skilled employees will be particularly important during the next few years as the Company grows from a single-mine to a multi-mine operation. Accordingly, the Compensation Committee is recommending an increase to the maximum number of options which may be granted under the Plan in any fiscal year of the Company to 2% of the Outstanding Issue immediately prior to the grant of such options.

        As part of the Company's corporate governance practices, the Company imposes trading restrictions from time to time preventing officers, directors and employees from exercising vested options (such periods being "Black Out Periods"). The Company's Stock Option Plan will be amended such that, should the expiry date of a vested option fall on, or within ten trading days immediately following a Black-Out Period or other trading restriction imposed by the Company applicable to the holder of such option, the expiry date of such a vested option will be the last day of the 10-day period.

        On June 6, 2006, the TSX published a Staff Notice regarding amending procedures for security based compensation arrangements. Previously, shareholder approval was required for amendment to security based compensation arrangements if the TSX considered the amendments to be material, or if the plan itself required shareholder approval for the specific amendment. The new rules published by the TSX allow shareholders to determine the types of amendments that require shareholder approval. The TSX now advises that security based compensation plans should contain detailed provisions that specify those amendments requiring shareholder approval and those that can be made without shareholder approval. Effective as of June 30, 2007, if a security based compensation arrangement does not contain a detailed amendment procedure, then every amendment will require specific shareholder approval, even simple "housekeeping" amendments.

        The Stock Option Plan currently provides that subject to any required approval of any stock exchange or other authority, the Board of Directors may amend or revise the terms of the Stock Option Plan or discontinue the Stock Option Plan.

        Under this general amendment provision, the Board of Directors may amend the Stock Option Plan without seeking shareholder approval with respect to, for example, the following matters:

  (a)
  amendments of a "housekeeping" nature including any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan;

  (b)
  amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

  (c)
  amendments respecting administration of the Stock Option Plan;

  (d)
  any amendment to the vesting provisions of the Stock Option Plan or any Option;

  (e)
  any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

  (f)
  the addition or modification of a cashless exercise feature, payable in cash or common shares of the Company, which provides for a full deduction of the number of underlying common shares from the Stock Option Plan reserve;

  (g)
  amendments necessary to suspend or terminate the Stock Option Plan; and

  (h)
  any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

        The Board of Directors has determined that it would be advisable to amend the Stock Option Plan to specify those amendments that cannot be made by the Board of Directors without shareholder approval. The amendment provisions set out in section 12 of the Stock Option Plan provide for amendments at the sole discretion of the Board of Directors other than amendments specifically involving:

1.
the maximum number of Shares reserved for issuance under the Stock Option Plan;

2.
a reduction in the exercise price for Options held by insiders of the Corporation;

3.
an extension to the term of the Option held by insiders of the Corporation; or

4.
an increase in any limit on grants of Options to insiders set out in the Stock Option Plan.

        The TSX requires that the resolution amending the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the increase in shares available for future grants under the Stock Option Plan is subject to regulatory approval.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Report on Executive Compensation

Compensation Philosophy

        The officers of Agnico-Eagle have a significant influence on corporate performance and creating shareholder value. With this in mind, Agnico-Eagle's philosophy regarding compensation is that it must:

  •
  be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow Agnico-Eagle's business;

  •
  provide a strong incentive to achieve Agnico-Eagle's goals; and

  •
  ensure that interests of management and Agnico-Eagle's shareholders are aligned.

        The compensation paid to Agnico-Eagle's officers has three components:

  •
  base salary and benefits;

  •
  annual incentive compensation (bonuses); and

  •
  long-term incentive compensation in the form of stock options.

        Agnico-Eagle retained Aon Consulting Inc. to provide consulting services on the Company's executive compensation. During the year ended December 31, 2006, Agnico-Eagle paid a total of $32,915 to Aon Consulting Inc. for consulting fees relating to executive compensation.

        The Compensation Committee reviews each component of compensation for each officer and makes compensation recommendations to the Board. In its evaluation of each officer, the Compensation Committee considers, among other things, recommendations by any executive compensation consultant retained by the Company, evaluations prepared by the Vice-Chairman and CEO for each officer other than the Vice-Chairman and CEO, and an evaluation prepared by the Chairman for the Vice-Chairman and CEO. The Board reviews the recommendations and gives final approval on compensation of Agnico-Eagle's officers. The Board has complete discretion over the amount and composition of each officer's compensation.

Base Salary

        Base salary is the principal component of an executive officer's compensation package. Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar size as Agnico-Eagle. The Compensation Committee also conducts its own surveys to determine the level of compensation paid to its officers relative to mining companies of similar size to Agnico-Eagle. Base salary levels take into account the officers' individual responsibilities, experience, performance and contribution toward enhancing shareholder value and should be in line with average base salaries paid to officers having comparable responsibilities at other North American mining and gold companies. To retain a competitive, strong and effective management team, Agnico-Eagle has set the base salary target at the 75th percentile of the market.

        On December 14, 2006, the Board determined, upon the recommendation of the Compensation Committee, to increase the 2007 base salaries of Agnico-Eagle's senior officers by an average of approximately 20% in light of Agnico-Eagle's strong financial and operational performance in 2006, its new senior management structure and the results of the Compensation Committee's review of internally and externally generated surveys of mining companies similar in size to Agnico-Eagle which indicated that some of Agnico-Eagle's base salaries were at or below average. The Company established new Senior Vice-President positions to reflect the seniority and experience of senior management and implemented a new management structure to support the growing operations of the Company.

Annual Incentive Compensation

        Annual incentive compensation for Agnico-Eagle's senior officers is based equally on two factors, namely, Agnico-Eagle's performance and the senior officers' contribution to that performance. The evaluation of Agnico-Eagle's performance is based on its achievements of various specific targets such as return on equity and profitability. Agnico-Eagle's compensation policy provides for a limit ("maximum permissible bonus") on the annual incentive compensation as a percentage of base salary to 150% of base salary for the Vice-Chairman and Chief Executive Officer, to 112.5% of base salary for the President and Chief Operating Officer and to 75% of base salary for Senior Vice-Presidents.

        For 2006, the Compensation Committee rated Agnico-Eagle's performance at 100% based on the following achievements:

Operations and Corporate Development

  •
  achieved a strong operational safety record in a growth environment;

  •
  improved results from operations with over 7,200 tonnes of ore mined per day while achieving industry leading earnings per share, cash flow per share and cash costs;

  •
  increased gold reserves by 37%;

  •
  enhanced growth prospects in gold reserves with the Pinos Altos acquisition (March 2006) and positive results from exploration activities in Mexico and Finland;

  •
  approved feasibility studies leading to production decisions with respect to the Laronde II, Lapa and Kittila projects;

  •
  restructured the Company's Contact Diamond Corporation investment pursuant to the merger of Contact Diamond Corporation and Stornoway Diamond Corporation; and

  •
  earned a profit of $23 million from the sale of strategic marketable securities investments.

Financial and Investor Relations

  •
  enhanced financial flexibility for the Company's growth plans by increasing funds available under its bank facility from US$150 million to US$300 million and obtaining an extension of its term by two years to December 2011;

  •
  secured financing for the underground programs of the Lapa and Goldex projects by raising of US$35 million in flow-through shares at a 30% premium over the trading price of the Company's common shares;

  •
  raised US$236 million in equity financing to fund the Company's growth plan;

  •
  paid off all long-term debt of the Company through the redemption of US$144 million convertible debentures;

  •
  achieved an increase of 120% in Agnico-Eagle's share price compared to an increase of 36% in the S&P/TSX Capped Gold Index in 2006;

  •
  commenced the implementation of an integrated financial software package for the Company; and

  •
  made significant progress with respect to Section 404 of the Sarbanes-Oxley Act of 2002 compliance.

        Accordingly, since 50% of a senior officer's bonus is determined by Agnico-Eagle's performance, each of the senior officers of Agnico-Eagle was awarded a bonus in respect of Agnico-Eagle's performance equal to half of the maximum permissible bonus payable to such officers under the revised executive compensation policy described above.

        The remaining 50% of the bonus for each of the Named Executive Officers (other than the Vice-Chairman and Chief Executive Officer) was determined by the individual performance of such officer as assessed by the Chairman of the Board and the Vice-Chairman and Chief Executive Officer with reference to the achievements noted above, as applicable to each Named Executive Officer. In line with the individual and corporate results for 2006, it was agreed that the entitlement tied to corporate performance for senior management for 2006 be 100% of the targeted entitlement. This reflects the record operating performance in terms of cash flow generation which was driven by strong ore throughput and metal recoveries and containment of costs at $61 per tonne. This also reflects the share price out performance compared to the industry peers and the achievement of a higher than budgeted return on equity. In addition, the advancement of the growth strategy through the development of the LaRonde Mine extension, Goldex, Lapa and Kittila mine projects and the acquisition of Pinos Altos contributed to a strong corporate performance in 2006.

Stock Options

        Stock options tie officers' compensation to increases in the value of the Company's common shares and therefore provide an incentive to enhance shareholder value. Grants of stock options are based on three factors:

  •
  the employee's performance;

  •
  the employee's level of responsibility within Agnico-Eagle; and

  •
  the number and exercise price of options previously issued to the employee.

        Long-term incentives for officers and key employees are provided through stock options granted under the Stock Option Plan. Absent other circumstances, the Compensation Committee's policy is to recommend to award stock options that vest evenly over a period of 3-5 years in order to maximize their incentive value and to enhance the Company's ability to retain key individuals.

        The Compensation Committee's policy provides for the granting of stock options that vest over a number of years to achieve the objective of aligning management's long-term interests with that of shareholders and to retain key management accountable for executing the Company's operation plan and building a multi-mine gold company by advancing the Company's projects in Canada, Mexico and Finland.

Share Ownership

        In order to align the interests of Agnico-Eagle and those of its officers and employees, the Company encourages stock ownership and facilitates this through its incentive share purchase plan. Details of this plan can be found on page 16 of this Circular. The Company has also adopted a policy that the Chief Executive Officer is required to own the equivalent of at least two years of his base salary in Agnico-Eagle stock. Mr. Boyd, the current Chief Executive Officer of the Company, meets this share ownership value requirement. A new Chief Executive Officer would have three years after being appointed to that position to comply with this provision.

        Most of the Company's officers own common shares of Agnico-Eagle. The following table summarizes each officer's holdings as at March 15, 2007:

Sean Boyd, Director, Vice-Chairman and Chief Executive Officer	102,914
Eberhard Scherkus, Director, President and Chief Operating Officer	54,907
David Garofalo, Senior Vice-President, Finance and Chief Financial Officer	23,191
Donald G. Allan, Senior Vice-President, Corporate Development	5,447
Alain Blackburn, Senior Vice-President, Exploration	1,066
R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary	1,200
Patrice Gilbert, Vice-President, Human Resources	nil
Louise Grondin, Vice-President, Environment	1,031
Ingmar Haga, Vice-President, Europe	331
Tim Haldane, Vice-President, Latin America	1,511
Marc Legault, Vice-President, Project Development	5,300
Daniel Racine, Vice-President, Operations	5,951
Jean Robitaille, Vice-President, Metallurgy and Marketing	4,246
David Smith, Vice-President, Investor Relations	137

Chief Executive Officer's 2006 Compensation

        Mr. Boyd the Vice-Chairman and Chief Executive Officer of the Company received a $700,000 base salary and a bonus of $1,050,000 in 2006. In determining the base salary and bonus of Mr. Boyd, the Compensation Committee reviewed externally prepared industry surveys, an internally generated industry survey and public information regarding base salaries paid to chief executive officers of public mining companies of comparable size and complexity. The Committee also considered other factors such as Mr. Boyd's responsibilities and contribution to business performance such as his leadership in connection with the continued pursuit of Agnico-Eagle's regional growth strategy. His principal responsibilities include selecting and appointing senior officers, establishing and monitoring long-term strategic corporate objectives and supervising Agnico-Eagle's mining exploration and development activities.

        The bonus granted to Mr. Boyd was based on the Compensation Committee's rating of Agnico-Eagle's performance at 100% and of Mr. Boyd's performance at 100%.

Position	Corporate % of Maximum Bonus	Individual % of Maximum Bonus	Overall % Corporate/Individual	Maximum Bonus as % of Base Salary	Cash Bonus Paid
Vice-Chairman and Chief Executive Officer	100%	100%	100%	150%	$1,050,000

        In increasing Mr. Boyd's base salary and determining his individual performance, the Compensation Committee considered his contribution to the following achievements of Agnico-Eagle:

  •
  continued strong operating and share price performance in 2006;

  •
  120% increase in share price in 2006;

  •
  increase in cash and short-term investments of US$337,635 despite capital expenditures and investments of US$189,508 in 2006;

  •
  17% return on equity in 2006;

  •
  approval of three feasibility studies (LaRonde Mine extension, Lapa and Kittila);

  •
  acquisition of Pinos Altos;

  •
  positioning of the Company to achieve significant growth in the next three to four years; and

  •
  the implementation of an expanded management team to support the Company's growth.

        The foregoing report is submitted by the Compensation Committee of the Board of Directors.

  Dr. Leanne Baker, Chair
  Howard Stockford
  Bernard Kraft, CA IFA, C.B.V., A.S.A., C.F.E.
  Douglas R. Beaumont

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2001 with the cumulative total return for each of The S&P/TSX Composite Index and the S&P/TSX Capped Gold Index over the five-year period ended December 31, 2006 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in Agnico-Eagle common shares, made at December 31, 2001, would be worth in each of the five years following the initial investment.

Agnico-Eagle Mines Limited Stock Price vs. S&P/TSX Indices(1)

Note:

(1)
Assumes reinvestment of dividends paid in 2002 of Cdn.$0.03 per Common Share, Cdn.$0.04 in 2003, 2004 and 2005 and Cdn.$0.035 in 2006, respectively.

Composition of Compensation Committee

        The Compensation Committee consists of Leanne Baker (Chair), Doug Beaumont, Bernard Kraft and Howard Stockford. As of March 15, 2007, no additional members had been added to the Committee. None of the members of the Committee is an officer or employee or former officer or employee of the Company or any of its subsidiaries and all of the members are considered to be unrelated to and independent from Agnico-Eagle.

Compensation of Officers

        The officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice-Chairman and Chief Executive Officer

  •
  Eberhard Scherkus, President and Chief Operating Officer

  •
  David Garofalo, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Patrice Gilbert, Vice-President, Human Resources

  •
  Louise Grondin, Vice-President, Environment

  •
  Ingmar Haga, Vice-President, Europe

  •
  Tim Haldane, Vice-President, Latin America

  •
  Marc Legault, Vice-President, Project Development

  •
  Daniel Racine, Vice-President, Operations

  •
  Jean Robitaille, Vice-President, Metallurgy and Marketing

  •
  David Smith, Vice-President, Investor Relations

        The following Summary Compensation Table sets out compensation during the three fiscal years ended December 31, 2006 for the Vice-Chairman and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers (collectively the "Named Executive Officers") of Agnico-Eagle measured by base salary and bonus earned during the fiscal year ended December 31, 2006.

Summary Compensation Table — Agnico-Eagle Mines Limited

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Securities Under Options	All Other Compensation ($)(2)
Sean Boyd	2006	700,000	1,050,000	100,000	40,265
Vice-Chairman and	2005	660,000	475,000	125,000	38,061
Chief Executive Officer	2004	600,000	393,000	90,000	47,268
Eberhard Scherkus	2006	500,000	562,000	75,000	40,945
President and	2005	475,000	270,000	100,000	38,741
Chief Operating Officer	2004	435,000	228,000	70,000	54,656
David Garofalo	2006	357,096	281,000	50,000	40,936
Senior Vice-President, Finance and	2005	320,000	150,000	70,000	38,691
Chief Financial Officer	2004	290,000	120,000	50,000	31,644
Donald G. Allan	2006	289,538	232,000	50,000	40,020
Senior Vice-President,	2005	240,000	95,000	40,000	35,316
Corporate Development	2004	220,000	70,000	40,000	35,139
Alain Blackburn	2006	276,750	232,000	50,000	38,944
Senior Vice-President,	2005	220,000	85,000	40,000	33,903
Exploration	2004	200,000	65,000	50,000	36,470

(1)
Consists of 100% of the maximum permissible bonus calculated on the base salaries of each Named Executive Officer as of the end of 2006.

(2)
Consists of annual contributions made by Agnico-Eagle on behalf of the Named Executive Officers under the Company's defined contribution pension plan (see "Pension Arrangements"), premiums paid for term life insurance and automobile allowances for the Named Executive Officers.

Stock Option Plan

        Under the Company's Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The exercise price of options granted may not be less than the closing market price for the common shares of the Company on the TSX on the day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of stock options that can be issued in any year is 1% (subject to proposed change to 2% if such change is approved by the shareholders at the Meeting) of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest upon the date they are granted with the remaining options vesting equally over the next three anniversaries of the option grant.

        The Stock Option Plan provides for the termination of an option held by an option holder in the following circumstances:

  •
  the option expires (no later than five years after the option was granted);

  •
  30 days after the option holder ceases to be an employee, officer, director of or consultant to the Company or any subsidiary of the Company;

  •
  six months after the death of the option holder; and

  •
  where such option holder is a director, four years after the date he or she resigns or retires from the Board (provided that in no event will any option expire later than five years after the option was granted).

        An option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, minor child and minor grandchild, a trust governed by a registered retirement savings plan of an eligible participant, a corporation controlled by such participant or a family trust of which the eligible participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board and any stock exchange or other authority.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation in respect of the number of options to be granted to officers and directors of the Company in mid-December. If such recommendation is deemed acceptable to the Board, the Board approves the grant of the options on the first trading day in the following month of January and such grant becomes effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

        The Board may amend or revise the terms of the Stock Option Plan as permitted by law and subject to any required approval by any stock exchange or other authority. No amendment or revision to the Stock Option Plan which adversely affects the rights of any option holder under any option granted under the Stock Option Plan can be made without the consent of the option holder whose rights are being affected. In addition, no amendments to the Stock Option Plan to increase the number of common shares reserved for issuance, to change the designation of who is an eligible participant, or to decrease the prices at which options can be exercised can be made without first obtaining the approval of the Company's shareholders. In response to a staff notice regarding amendments to security based compensation arrangements, the Company has proposed amending the Stock Option Plan such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of such restrictions. The Company has also proposed certain changes to the amendment provision of the Stock Option Plan. See "Business of the Meeting — Amendments to Stock Option Plan". The Stock Option Plan does not expressly entitle participants to convert a stock option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2006, no loans, guarantees or other financial assistance was provided under the plan.

        The number of common shares reserved for issuance under the Stock Option Plan is 6,590,565 common shares (comprised of 3,573,315 common shares relating to options issued but unexercised and 3,017,250 common shares relating to options available to be issued), being 5.4% of the Company's 121,161,063 common shares outstanding as at March 15, 2007.

        The following table sets out stock option awards received by the Named Executive Officers during the year ended December 31, 2006.

Option grants of Agnico-Eagle during 2006

Name	Securities Under Options	% of Total Option Grants in Year	Exercise Price	Market Value of Underlying Options on Date of Grant	Expiration Date
Sean Boyd	100,000	10	$23.02	NIL	January 4, 2011
Eberhard Scherkus	75,000	8	$23.02	NIL	January 4, 2011
David Garofalo	50,000	5	$23.02	NIL	January 4, 2011
Donald Allan	50,000	5	$23.02	NIL	January 4, 2011
Alain Blackburn	50,000	5	$23.02	NIL	January 4, 2011

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of stock options of the Company during the year ended December 31, 2006, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2006. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2006 is the difference between the exercise price of the options and the market value of Agnico-Eagle's common shares on December 31, 2006, which was $48.09 per common share of the Company.

Aggregate option exercises during 2006 and year end option values

			Unexercised options at December 31, 2006		Value of unexercised in-the-money options at December 31, 2006 ($)
	Securities acquired at exercise	Aggregate value realized ($)
Name			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Sean Boyd	324,900	7,703,000	211,250	103,750	6,298,000	3,561,750
Eberhard Scherkus	135,000	2,323,000	254,250	98,750	8,529,083	2,739,688
David Garofalo	160,000	2,812,000	17,500	67,500	546,000	1,878,625
Donald Allan	50,000	914,250	72,500	57,500	2,191,375	1,566,125
Alain Blackburn	145,000	2,056,000	10,000	60,000	312,000	1,644,625

        The following table shows, as at December 31, 2006, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	2,478,790	$19.54	1,212,250
Equity compensation plans not approved by shareholders	Nil	Nil	Nil

Incentive Share Purchase Plan

        In 1997, the shareholders of Agnico-Eagle approved the Incentive Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Incentive Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Directors may contribute up to 100% of their annual Board and committee retainer fees. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues shares which have a market value equal to the total contributions (individual and Corporation) under the Share Purchase Plan. Of the 2,500,000 shares approved in 1997 under the Incentive Share Purchase Plan, Agnico-Eagle has, as of March 15, 2007, reserved 759,529 common shares for issuance under the plan.

Pension Arrangements

        Two individual Retirement Compensation Arrangement Plans (the "RCA Plans") for Mr. Boyd and Mr. Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's basic defined contribution plan. The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, and unusual payments. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank.

        The following table provides illustrations of the total estimated pension payable from both the RCA Plan and the Basic Plan assuming various current pensionable earnings, current ages and total years of service to retirement at age 60. In all cases, it was assumed that current pensionable earnings would increase at the rate of 3% per annum, compounded annually.

		Total Years of Service with the Company to Age 60(1)
	Current Age
Current Earnings		15 years	20 years	25 years	30 years	35 years
$400,000	45	$176,200	$235,000	$293,700	$352,400	$411,200
	50	152,000	202,700	253,400	304,000	354,700
	55	131,100	174,800	218,500	262,300	306,000
	60	113,100	150,800	188,500	226,200	263,900
$500,000	45	$220,300	$293,700	$367,100	$440,600	$514,000
	50	190,000	253,400	316,700	380,000	443,400
	55	163,900	218,500	273,200	327,800	382,500
	60	141,400	188,500	235,600	282,800	329,900
$600,000	45	$264,300	$352,400	$440,600	$528,700	$616,800
	50	228,000	304,000	380,000	456,000	532,000
	55	196,700	262,300	327,800	393,400	458,900
	60	169,700	226,200	282,800	339,300	395,900
$700,000	45	$308,400	$411,200	$514,000	$616,800	$719,600
	50	266,000	354,700	443,400	532,000	620,700
	55	229,500	306,000	382,500	458,900	535,400
	60	197,900	263,900	329,900	395,900	461,900
$800,000	45	$352,400	$469,900	$587,400	$704,900	$822,400
	50	304,000	405,400	506,700	608,000	709,400
	55	262,300	349,700	437,100	524,500	611,900
	60	226,200	301,600	377,000	452,400	527,900
$900,000	45	$396,500	$528,700	$660,800	$793,000	$925,200
	50	342,000	456,000	570,000	684,100	798,100
	55	295,000	393,400	491,700	590,100	688,400
	60	254,500	339,300	424,200	509,000	593,800

(1)
All amounts are stated in Canadian dollars.

        At December 31, 2006, the two individuals under the RCA Plans had the following years of service:

•	Mr. Boyd	21 years
•	Mr. Scherkus	21 years

        Accordingly, the total projected pension payable at retirement from both the RCA Plan and the Basic Plan for Mr. Boyd and Mr. Scherkus are $767,260 and $355,765 per annum, respectively. The 2006 annual service cost and total accrued pension obligation, respectively, for each of Mr. Boyd and Mr. Scherkus as at December 31, 2006 are as follows: Mr. Boyd — $243,000 and $3,181,770, Mr. Scherkus — $177,420 and $2,512,390. The annual service cost represents the value of the projected pension benefit earned during the year. The total accrued pension obligation represents the value of the projected pension benefit earned for all service to date. The benefits listed in the table are not subject to any deduction for social security or other offset amounts such as Canada Pension Plan amounts.

Employment Contracts/Termination Arrangements

        Agnico-Eagle has employment agreements with all executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. The agreements were last updated in December 2005 and, at that time, provided minimum annual base salaries for the Named Executive Officers as follows:

•	Mr. Boyd	$700,000
•	Mr. Scherkus	$500,000
•	Mr. Garofalo	$340,000
•	Mr. Allan	$270,000
•	Mr. Blackburn	$245,000

        These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. If the individual agreements are terminated other than for cause, death or disability, or upon their resignations following certain events, all of the above named individuals would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two and one-half years) and a continuation of benefits for up to two and one-half years or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  a substantial alteration of responsibilities;

  •
  a reduction of base salary or benefits;

  •
  an office relocation of greater than 100 kilometers;

  •
  a failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2006, the severance payments (excluding the value of the continuing and ancillary benefits) that would be payable to each of the Named Executive Officers would be as follows: Mr. Boyd — $3,656,250; Mr. Scherkus — $2,468,750; Mr. Garofalo — $1,476,250; Mr. Allan — $1,183,750; and Mr. Blackburn — $1,171,250.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, and Mr. Scherkus, who is a director and the President and Chief Operating Officer of the Company, do not receive any remuneration for their services as directors of the Company.

        The table below summarizes the annual retainers (annual retainers for the Chairs of the Board and other Committees is in addition to the base annual retainer) and attendance fees paid to the other directors during the year ended December 31, 2006.

Compensation during the year ended December 31, 2006
Annual board retainer (base)	$35,000
Annual retainer for Chairman of the Board	$40,000
Annual retainer for Chairman of the Audit Committee	$15,000
Annual retainer for Chairpersons of other Board Committees	$7,500
Board/Committee meeting attendance fee	$1,500
($2,500 maximum per day, if more than one meeting)

        To align the interests of directors with those of shareholders, directors, other than Mr. Boyd and Mr. Scherkus, are required to own the equivalent of at least three years of their annual retainer fee in Agnico-Eagle's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in Agnico-Eagle's Incentive Share Purchase Plan. In addition, each director is eligible to be granted options under Agnico-Eagle's Stock Option Plan. Individual grants are determined annually by the Compensation Committee based on performance evaluations for each director.

        The table below sets out the fees paid and the options granted to each of the directors of Agnico-Eagle during the year ended December 31, 2006 and the number and the value of common shares held by each director as of March 15, 2006 based on the closing price of the common shares of $44.28 on the TSX on such day:

Director Compensation and Share Ownership

	Directors fees and stock awards during the year ended December 31, 2006		Aggregate common shares owned by Directors and aggregate value thereof as of March 15, 2007
Director	Director Fees ($)	Option Grants	Aggregate Common Shares	Aggregate Value of Common Shares ($)
Leanne M. Baker	62,000	7,500	3,500	154,980
Douglas R. Beaumont	63,250	7,500	6,914	306,152
Sean Boyd	N/A	100,000	102,914	4,557,032
Bernard Kraft	64,000	7,500	4,914	217,592
Mel Leiderman	81,000	7,500	3,000	132,840
James D. Nasso	112,750	7,500	17,751	786,019
Eberhard Scherkus	N/A	75,000	54,907	2,431,282
Howard Stockford	54,500	7,500	2,775	122,877
Pertti Voutilainen	50,250	18,000	1,500	66,420

        During the year ended December 31, 2006, Agnico-Eagle issued a total of 4,082 common shares under its Incentive Share Purchase Plan to the following directors as follows:

•	Mr. Boyd	1,225
•	Mr. Scherkus	1,939
•	Mr. Beaumont	306
•	Mr. Kraft	306
•	Mr. Stockford	306

        Agnico-Eagle will provide healthcare benefits to Mr. Ernest Sheriff until May 2010, which is the fifth anniversary of his resignation from the Board.

        The following table sets out the attendance of each of the directors to the Board meetings and the Board committee meetings held in 2006.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	14 of 14	10 of 10
Douglas R. Beaumont	14 of 14	5 of 5
Sean Boyd	14 of 14	N/A
Bernard Kraft	14 of 14	12 of 12
Mel Leiderman	14 of 14	9 of 9
James D. Nasso	14 of 14	12 of 12
Eberhard Scherkus	14 of 14	N/A
Howard Stockford	13 of 14	3 of 3
Pertti Voutilainen	14 of 14	6 of 7

Indebtedness of Directors, Executive Officers and Senior Officers

        There is no outstanding indebtedness to Agnico-Eagle by any of its officers or directors. Agnico-Eagle does not make loans to directors and officers under any circumstances.

Additional Items

Corporate Governance

        Under the rules of the Canadian Securities Regulators (the "CSA"), the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix B to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules, Appendix B to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under the Sarbanes-Oxley Act of 2002 and the standards of the New York Stock Exchange.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2006 to December 31, 2007 is $1,102,000. The policies provide coverage of up to $50 million per occurrence to a maximum of $95 million per annum. There is no deductible for directors and officers and a $250,000 deductible for each claim made by the Company ($1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Company is a reporting issuer under the securities acts of all the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:

  •
  the Company's most recent Annual Information Form consisting of the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2006, which includes the Company's financial information;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2006; and

  •
  this Management Proxy Circular.

        Alternatively, these documents may be viewed at the Company's website at http://www.agnico-eagle.com or on the SEDAR website at http://www.sedar.com.

General

        Management knows of no matters to come before the meeting other than matters referred to in the Notice. However, if any other matters which are not now known to management should properly come before the meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Proxy Circular.

March 15, 2007

R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary

APPENDIX A

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1.
The Stock Option Plan of the Corporation be amended by adding the following definition to Section 2:

  "Black Out Period" means any period during which a policy of the Corporation prevents an insider of the Corporation from trading in the Shares;

2.
The Stock Option Plan of the Corporation be amended by deleting "1%" in the first sentence of subsection 7(g) and substituting it with "2%".

3.
The Stock Option Plan of the Corporation be amended by deleting section 11 and replacing it with the following:

  "11. Black Out Period

          Notwithstanding anything contained in the Plan or any option issued under the Plan, if the date on which an option expires occurs during, or within 10 days after the last day of a Black Out Period or other trading restriction imposed by the Corporation, in each case, that is applicable to the holder of the option, the date of termination or expiry of such option will be the last day of that 10-day period.

  12.   Amendment and Discontinuance of Plan

          The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time amend or revise the terms of the Plan or discontinue the Plan at any time; provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Notwithstanding the foregoing, without approval of the shareholders, no such amendment or revision shall:

  (a)
  increase the maximum number of Shares reserved for issuance under the Plan;

  (b)
  reduce the exercise price for any option held by an insider of the Coporation;

  (c)
  extend the term of an option held by an insider of the Corporation; or

  (d)
  increase any limit on grants of options to insiders of the Corporation set out in the Plan."

4.
Any officer or director of the Corporation is authorized and directed on behalf of the Corporation to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

A-1

APPENDIX B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Corporation has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Corporation revises, from time to time, the charters for the Audit Committee, the Compensation Committee and the Corporate Governance Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Corporation's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Corporation's particular circumstance. The Corporation's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Corporation's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Corporation is required under the rules of the Canadian Securities Administrators (the "CSA") to disclose its corporate governance practices and provide a description of the Corporation's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board consists of nine directors. The Board has made an affirmative determination that seven of its nine current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange (the "NYSE"). With the exception of Mr. Boyd and Mr. Scherkus, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Corporation. In reaching this determination, the Board considered the circumstances and relationships with the Corporation and its affiliates of each of its directors. In determining that all directors except Mr. Boyd and Mr. Scherkus are independent, the Board took into consideration the fact that none of the remaining directors is an officer or employee of the Corporation or party to any material contract with the Corporation and that none receives remuneration from the Corporation in excess of directors' fees, incentive share purchase plan grants and stock option grants. Mr. Boyd and Mr. Scherkus are considered related because they are officers of the Corporation. All directors, other than Mr. Boyd and Mr. Scherkus, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

        The Board regularly meets independently of management at the request of any director and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board is scheduled to meet without management before or after each Board meeting unless deemed unnecessary at the time such meeting is scheduled. In addition, after each Board meeting held to consider interim and annual financial statements, the Board meets without management. In 2006, the Board met without management on six separate occasions, including the four scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and would not participate in any vote on the matter.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2006, can be found on pages 4 to 7 and 19 to 20 of this information circular.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice-Chairman and Chief Executive Officer of the Corporation. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the CEO, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Corporation's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Corporation and to oversee the management of the Corporation's business and affairs, to maintain its strength and integrity, to oversee the Corporation's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Corporation's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management in the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Corporation's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Corporation. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Senior Vice-President, Finance and Chief Financial Officer, Senior Vice-President, Corporate Development, Senior Vice-President, Exploration and Vice-President, Metallurgy and Marketing report to the Board at least every quarter on the Corporation's progress in the preceding quarter and on the strategic, operational and financial issues facing the Corporation.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation's business. Management seeks the Board's prior approval for significant changes in the Corporation's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Corporation's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. The Corporation's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Corporation by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Corporation's internal control and management information systems.

        The Board oversees the Corporation's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Corporation conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Corporation, as well as meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Corporation's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board Mandate is posted on the Corporation's website at www.agnico-eagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer who has full responsibility for the day-to-day operation of the Corporation's business in accordance with the Corporation's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of Agnico-Eagle's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of Agnico-Eagle's senior management team;

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  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

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  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

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  working with the Chairman in determining the matters and materials that should be presented to the Board;

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  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for Agnico-Eagle that leads to enhancement of shareholder value;

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  developing and recommending to the Board annual business plans and budgets that support Agnico-Eagle's long-term strategy;

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  ensuring that the day-to-day business affairs of Agnico-Eagle are appropriately managed;

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  consistently striving to achieve Agnico-Eagle's financial and operating goals and objectives;

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  designing or supervising the design and implementation of effective disclosure and internal controls;

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  maintaining responsibility for the integrity of the financial reporting process;

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  seeking to secure for Agnico-Eagle a satisfactory competitive position within its industry;

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  ensuring that Agnico-Eagle has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

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  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

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  serving as the primary spokesperson for Agnico-Eagle.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Corporation and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Corporation.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees which include the Audit Committee, Corporate Governance Committee and Compensation Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

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  chairing every meeting of his or her committee and encourage free and open discussion at such meetings;

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  reporting to the Board on behalf of his or her committee; and

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  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        Agnico-Eagle holds annual educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of Agnico-Eagle as they relate to its business.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Corporation.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of non-management and independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. The Corporate Governance Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Corporation's directors based on several factors, including time commitments, risk workload, and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Executive Compensation — Compensation of Directors" and the description of the Compensation Committee below.

Board Committees

        The Board has three Committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

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  the quality and integrity of the Corporation's financial reports and information;

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  the Corporation's compliance with legal and regulatory requirements;

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  the effectiveness of the Corporation's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

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  the performance of the Corporation's auditing, accounting and financial reporting functions;

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  the fairness of related party agreements and arrangements between the Corporation and related parties; and

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  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management proxy circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Corporation as determined by the Board in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in SOX. The Audit Committee must pre-approve all audit and permitted non-audit engagements to be provided by the external auditors to the Corporation.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Corporation's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Corporation's financial statements and any litigation, claim or other contingency that could have a material effect upon the Corporation's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Corporation's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to external auditor and directly oversees its work. The Corporation's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Corporation's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Mr. Leiderman (Chair), Dr. Baker, Mr. Kraft, Mr. Nasso, and Mr. Voutilainen), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are chartered accountants; Mr. Leiderman is currently active in private practice and Mr. Kraft is recently retired and, as such, qualify as audit committee financial experts, as the term is used in SOX. The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Election of Directors". Fees paid to the Corporation's Auditors, Ernst & Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors". The Audit Committee met seven times in 2006.

Compensation Committee

        The Compensation Committee is responsible for:

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  recommending to the Board policies relating to compensation of the Corporation's executive officers;

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  recommending to the Board the amount and composition of annual compensation to be paid to the Corporation's executive officers;

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  matters relating to pension, stock option and other incentive plans for the benefit of executive officers;

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  administering the Corporation's Stock Option Plan;

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  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

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  reviewing and assessing the design and competitiveness of the Corporation's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The Charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Dr. Baker (Chair), Mr. Beaumont, Mr. Kraft and Mr. Stockford). The Compensation Committee met three times in 2006.

Corporate Governance Committee

        The Corporate Governance Committee is responsible for:

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  evaluating the Corporation's governance practices;

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  developing its response to the Corporation's Statement of Corporate Governance and recommending changes to the Corporation's governance structures or processes as it may from time to time consider necessary or desirable;

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  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

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  assessing annually the effectiveness of the Board as a whole and recommending any changes;

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  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

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  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The Charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

        The Corporate Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Mr. Beaumont (Chair), Mr. Kraft, Mr. Leiderman and Mr. Nasso). The Corporate Governance Committee met twice in 2006.

Assessment of Directors

        The Corporation's Corporate Governance Committee (see description of Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors completes a detailed annual assessment questionnaire on the Board and Board Committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessments help identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

APPENDIX C

AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN

1.     Purpose

        The Purpose of this stock option plan ("Plan") is to encourage ownership of common shares (the "Shares") of Agnico-Eagle Mines Limited (the "Corporation") by directors, officers, employees and service providers being those persons who are primarily responsible for the management and profitable growth of the Corporation's business, by providing additional incentive for superior performance by such persons and to enable the Corporation to attract and retain valued directors, officers, employees and service providers.

2.     Interpretation

        For the purpose of this Plan, the following terms shall have the following meanings:

  "Black Out Period" means any period during which a policy of the Corporation prevents an insider of the Corporation from trading in the Shares;

  "Committee" means the Compensation Committee appointed by the Board of Directors of the Corporation;

  "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation or a subsidiary of the Corporation;

  "Eligible Assignee" means, in respect of any Eligible Person, such person's Spouse, minor children and minor grandchildren, a trust governed by a registered retirement savings plan of an Eligible Person, an Eligible Corporation or an Eligible Family Trust;

  "Eligible Corporation" means a corporation controlled by an Eligible Person and of which all other shareholders are Eligible Assignees;

  "Eligible Family Trust" means a trust of which the Eligible Person is a trustee and of which all beneficiaries are Eligible Assignees;

  "Eligible Person" means, subject to all applicable laws, any employee, officer, director of or Consultant to the Corporation or any subsidiary of the Corporation;

  "Market Price" shall have the following meaning:

  (a)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in Canadian dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the TSX on such day. If the Shares did not trade on the TSX on such day, Market Price shall be the closing sale price for board lots of the Shares on the NYSE on such day converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on such stock exchange in Canada on which the Shares are listed on such day as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the TSX on such date; or

  (b)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in United States dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the NYSE on such day. If the Shares did not trade on the NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on the TSX on such day converted into United States dollars at the rate at which Canadian dollars may be exchanged into United States dollars using the Noon Buying Rate. If the Shares do not trade on such day on either such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the NYSE on such day.

  If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

  "Non-Management Eligible Person" shall have the meaning ascribed thereto in section 8;

  "Noon Buying Rate" means the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or, in the event such rate is not quoted or published by the Federal Reserve Bank of New York, shall be the exchange rate determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Committee;

  "NYSE" means the New York Stock Exchange;

  "OBCA" means the Business Corporations Act (Ontario), as amended from time to time;

  "Outstanding Issue" shall have the meaning specified in section 627 of the TSX Company Manual;

  "Spouse" shall have the meaning given to it in the Income Tax Act (Canada);

  "subsidiary" shall have the meaning given to it in the Securities Act (Ontario); and

  "TSX" means The Toronto Stock Exchange.

3.     Administration

        The Plan shall be administered by the Committee, which shall consist of not fewer than three directors of the Corporation. Vacancies on the Committee, howsoever caused, shall be filed by the Board of Directors of the Corporation. The Committee shall have full authority to interpret the Plan and to make any such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management. The decisions of the Committee shall be binding and conclusive for all purposes and upon all persons.

4.     Number of Shares Reserved

        The maximum number of Shares which may be reserved for issuance under the Plan shall be 13,000,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation.

5.     Expiry Date

        Options granted under the Plan must expire not later than five years after the date the option was granted. Each option shall be subject to earlier termination as provided in paragraph 7(d) of the Plan.

6.     Participation

        Options shall be granted under the Plan only to Eligible Persons as shall be designated from time to time by the Committee, Eligible Corporations and Eligible Family Trusts and shall be subject to the rules and regulations of any stock exchange upon which the Shares are listed for trading.

7.     Terms and Conditions of Options

        The terms and conditions of options granted under the Plan shall be set forth in written option agreements between the Corporation and the optionees. Such terms and conditions shall include the following and such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Committee:

  (a)
  Exercise Price:    The exercise price of an option granted under the Plan shall be fixed by the Committee which price shall not be less than the Market Price of the Shares on the trading day immediately preceding the date of the grant. The Committee may also determine that the exercise price per Share may escalate at a specified rate dependent upon the year in which any option to purchase Shares may be exercised by the optionee.

  (b)
  Payment:    The full purchase price of Shares purchased under the option shall be paid in cash upon the exercise thereof in the currency in which the Exercise Price is denominated. A holder of an option shall have none of the rights of a shareholder until the Shares are issued to him.

  (c)
  Exercise of Options:    The Committee may determine when an option will become exercisable and may determine that the option shall be exercisable in instalments on such terms as to timing of vesting or otherwise as the Committee deems advisable provided that options granted under the Plan shall vest not more quickly than, in equal instalments (computed in each case to the nearest full share), on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant. Except as provided in paragraph 7(d) hereof, no option may be exercised unless that optionee is then an Eligible Person. The Plan shall not confer upon the optionee any right with respect to continuation of employment by the Corporation.

  (d)
  Termination of Options:    Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

  (i)
  the date of expiration specified in the option agreement, being not later than five years after the date the option was granted;

  (ii)
  subject to subparagraph (d)(iv) below, 30 days after the date an optionee ceases to be an Eligible Person for any reason whatsoever other than death;

  (iii)
  six months after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent that the optionee would have been entitled to exercise it at the time of his death; and

  (iv)
  where the optionee is a director of the Corporation and ceases to be an Eligible Person by reason of his or her retirement or resignation from the Board of Directors of the Corporation, four years from the date of such retirement or resignation, subject to any resolution that may be passed by the Board of Directors of the Corporation on the recommendation of the Committee shortening such term, and provided that in no event shall any option granted pursuant hereto expire later than five years after the date the option was granted.

  (e)
  Assignment to Eligible Assignees:    Subject to obtaining approval in advance from the Corporation and from each stock exchange on which shares of the Corporation are listed and which reserves the right to approve such assignments, Eligible Persons may assign options granted to them under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such options to other Eligible Assignees or the original optionee. The original optionee under the Plan must be an Eligible Person at the time of the assignment. Notwithstanding any such assignment, all options granted under the Plan shall be deemed to be the option of the original optionee for the purposes of applying the rules and policies of the stock exchanges on which shares of the Corporation are listed. No consideration may be given to any assignee in connection with any assignment of options granted under the Plan. Subject to the foregoing, no options shall be transferable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during his lifetime only by him.

  (f)
  Applicable Laws or Regulations:    The Corporation s obligation to sell and deliver Shares under each option is subject to the compliance by the Corporation and any optionee with applicable securities laws and the requirements of regulatory authorities having jurisdiction and is also subject to the acceptance for listing of the Shares which may be issued in exercise thereof by each stock exchange upon which Shares of the Corporation are listed for trading.

  (g)
  Maximum Number of Options Granted Per Fiscal Year:    The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation may not exceed 2% of the Outstanding Issue immediately prior to the grant of such options.

8.     Loans to Non-Management Eligible Persons

        Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws, the Corporation may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide guarantees or other support arrangements to assist an Eligible Person who is not a director or officer of the Corporation (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Corporation may determine, provided that each loan made to such Non-Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Corporation.

9.     Compulsory Acquisition or Going Private Transaction

        If and whenever there shall be a compulsory acquisition of the Shares of the Corporation following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was theretofore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to this bidder.

10.   Certain Adjustments.

        In the event:

  (a)
  of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

  (b)
  of any stock dividend to holders of Shares;

  (c)
  that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

  (d)
  of any distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares; or

  (e)
  that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

  then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionally adjusted by the Committee to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

11.   Black Out Period

        Notwithstanding anything contained in the Plan or any option issued under the Plan, if the date on which an option expires occurs during, or within 10 days after the last day of a Black Out Period or other trading restriction imposed by the Corporation, in each case, that is applicable to the holder of the option, the date of termination or expiry of such option will be the last day of that 10-day period.

12.   Amendment and Discontinuance of Plan

        The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time amend or revise the terms of the Plan or discontinue the Plan at any time; provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Notwithstanding the foregoing, without approval of the shareholders, no such amendment or revision shall:

  (a)
  increase the maximum number of Shares reserved for issuance under the Plan;

  (b)
  reduce the exercise price for any option held by an insider of the Coporation;

  (c)
  extend the term of an option held by an insider of the Corporation; or

  (d)
  increase any limit on grants of options to insiders of the Corporation set out in the Plan.

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NOTICE OF 2007 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS
SECTION 1: VOTING INFORMATION
SECTION 2: BUSINESS OF THE MEETING
  Election of Directors
  Appointment of Auditors
  Financial Statements
  Amendments to Stock Option Plan
SECTION 3: COMPENSATION AND OTHER INFORMATION
  Report on Executive Compensation
  Performance Graph
  Composition of Compensation Committee
  Compensation of Officers
  Aggregate option exercises during 2006 and year end option values
  Compensation of Directors and Other Information
  Indebtedness of Directors, Executive Officers and Senior Officers
  Additional Items
APPENDIX A STOCK OPTION PLAN RESOLUTION
APPENDIX B STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX C AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN